April 18, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OMNOVA Solutions Inc. Amendment No. 1 to Registration Statement on Form S-4

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to Registration Statement on Form S-4 relating to the offer by OMNOVA Solutions Inc., an Ohio corporation (the “Company”), to exchange (the “Exchange Offer”) its 7.875% Senior Notes due 2018 (the “Exchange Notes”) for an equal principal amount of the 7.875% Senior Notes due 2018 (the “Outstanding Notes”), of which $250,000,000 in principal amount at maturity was issued on November 3, 2010 and is outstanding on the date hereof.

In accordance with the Commission’s position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

(1)	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(2)	The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect, and (b) must comply with the registration and prospectus delivery

Securities and Exchange Commission

April 18, 2011

requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)	The Company will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and (c) the exchange offeree is not an affiliate of the Company.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. Additionally, the Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter.

Please contact the undersigned at (330) 869-4200, or Michael J. Solecki at (216) 586-7103, if you have any questions concerning the filing.

Sincerely,

/s/ Michael E. Hicks

Michael E. Hicks

Senior Vice President and Chief Financial Officer

Attachment

cc:	Michael J. Solecki, Esq.

April 18, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention:	Pamela Long, Assistant Director
Tracey McKoy
Sherry Haywood

Re:	OMNOVA Solutions Inc.
Registration Statement on Form S-4
Filed February 11, 2011
File No. 333-172196
Form 10-K for the Fiscal Year ended November 30, 2010
Filed January 25, 2011
File No. 001-15147

Ladies and Gentlemen:

OMNOVA Solutions Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 10, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and its Annual Report on Form 10-K for the fiscal year ended November 30, 2010 (the “Form 10-K”). Today, in response to your letter, the Company is filing with the Commission Amendment No. 1 to the Registration Statement.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission

April 18, 2011

Supplemental Letter

1.	We note your supplemental letter filed as correspondence. Please revise your supplemental letter to include the following:

•

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

•

The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter.

Response: The Company has revised the supplemental letter filed as correspondence in response to the Staff’s comment.

References to Additional Information, page i

2.	Please revise to state that to obtain timely delivery, security holders must request the information no later than five business days before the date the exchange offer expires. See Part I, A, Item 2(2) of the Form S-4 instructions.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. The Company confirms that the date included in the final prospectus will be the date that is five business days before the date the exchange offer expires. See page i.

Disclosure Regarding Forward-Looking Statements, page ii

3.	We note your disclosure in the first full paragraph after the bullet points on page iv, as well as the introductory paragraph for the section entitled “Risk Factors” beginning on page 20. Please revise to remove qualifying or limiting statements, such as references to other risks which are currently not known to you or of which you deem immaterial. Such qualifications and limitations are inappropriate. Your risk factor disclosure should address all known material risks that you face.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See pages iv and 20.

Market Share, Ranking and Other Data, page iv

4.	Please remove the statement that information you have included in your prospectus may not be reliable. You are responsible for all of the information that you have chosen to include in your prospectus. If you believe information is not reliable, you should not provide it to investors.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page iv.

United States Securities and Exchange Commission

April 18, 2011

Summary, page 1

5.	Please revise to disclose your name, mailing address and telephone number pursuant to Item 503 of Regulation S-K.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page 7.

Eliokem Selected Historical Financial Data, page 46

6.	Please clarify the data is presented in millions of Euros.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page 46.

Management’s Discussion and Analysis, page 47

7.	Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. For example:

•

Discuss the underlying reasons for the changes in volume discussed in your analysis of the segments. For example, explain what drove the higher volumes in Paper and Specialty Chemicals and the decline in Carpet Chemicals and quantify the impacts.

•	Discuss the nature and quantify the impact of specific cost controlling efforts that had a significant impact on your selling, general and administrative expense.

These are two specific examples and are merely representative of issues noted throughout your discussion. Please revise the discussion of results of operations accordingly. For additional guidance, please refer to SEC Release 33-8350 available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. The Company has updated its MD&A commentary, as well as the MD&A commentary contained in its recently filed Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2011 (the “First Quarter 10-Q”), to address the Staff’s comments concerning results of operations and significant trends and events affecting those results. See page 47 through page 67.

8.	Please provide expanded analysis of fluctuations in raw material costs with the goal of enabling an investor to understand the impact on your business through the eyes of management. In addition to analyzing the changes that impacted the reporting periods, address your ability and intent to address raw material price increases and decreases through your sales contracts. Discuss the nature of your sales contracts and specific terms relating to index pricing, raw materials surcharges, or other mechanisms. Discuss limitations on your ability to capture increases in raw material costs, including a discussion of whether your ability to pass these costs through is limited by prevailing sales prices for your products due to market supply and demand. Discuss the timing of your use of higher cost raw materials in a rising cost environment and your ability to adjust sales contracts with fixed price provisions or other terms or conditions that may result in lag time. Discuss how the terms and conditions of your sales contracts affect the sales price of goods in periods of declining raw material prices.

United States Securities and Exchange Commission

April 18, 2011

Response: The Company has revised the Form S-4 in response to the Staff’s comment. The Company has updated its MD&A commentary to address the Staff’s comments concerning raw material costs with the goal of enabling an investor to understand the impact on the Company’s business. See page 47 through page 67.

Financial Resources and Capital Spending, page 54

9.	In future filings, please provide a discussion of cash balances in foreign financial institutions and potential limitations on your ability to repatriate these funds due to foreign restrictions or potentially adverse tax consequences. Quantify the amount of undistributed earnings permanently reinvested outside the U.S. and other amounts potentially limited by other restrictions. Please provide us with an example of your disclosure, as it relates to your current Form 10-K.

Response: We have included a disclosure of our cash balances in foreign financial institutions under Financial Resources and Capital Spending in our First Quarter 10-Q and expect to make similar disclosures in future filings. That disclosure reads as follows:

“The Company’s cash balance of $74.0 million at February 28, 2011 consists of $35.2 million in the U.S., $13.5 million in Europe and $25.3 million in Asia. The Company is not aware of any restrictions regarding the repatriation of its non-U.S. cash.”

We would also refer you to Item 7., Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Significant Accounting Policies and Management Judgments – Income Taxes, and Note A, Significant Accounting Policies – Income Taxes to our consolidated Financial Statements, of our current Form 10-K, for our disclosure of undistributed earnings permanently reinvested outside the U.S. That disclosure is as follows:

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries undistributed earnings as such amounts are permanently reinvested outside the U.S. To the extent that foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings. However, based on the Company’s policy of permanent reinvestment, it is not practicable to determine the U.S. federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested. As of November 30, 2010, the non-U.S. subsidiaries have a cumulative unremitted foreign loss position of $21.8 million for which U.S. income taxes have not been provided.

Debt, page 55

10.	You state, “The outstanding notes are jointly, severally and unconditionally guaranteed on a senior, unsecured basis by all of OMNOVA Solutions Inc.’s existing and future domestic subsidiaries that from time to time guarantee obligations under the outstanding notes, with certain exceptions.” This language is also used in Note Q to the financial statements in your Form 10-K. Please revise this disclosure to clarify your identification of the subsidiary guarantors. For example, the wording “all of’ appears unnecessarily confusing in this context. Please remove these words or explain why they are necessary to an accurate description of the guarantors. Also, please confirm to us the subsidiaries are 100% owned as defined in Rule 3-10(h) and revise future disclosure to clarify. Also specify all guarantees are “full and unconditional.”

United States Securities and Exchange Commission

April 18, 2011

Response: The Company has amended the Form S-4 to clarify that the guarantors are our material domestic subsidiaries that guarantee our credit facilities and not our immaterial domestic subsidiaries. See the cover page and pages 11, 39, 60 and 61. The words “all of” are necessary for an accurate description of the guarantors of the outstanding notes as the term “all of” serves as a catch-all for all current material domestic subsidiaries and all future material domestic subsidiaries that guarantee our credit facilities. Also, the Company confirms to you that its current domestic subsidiaries that guarantee the notes, Decorative Products Thailand, Inc. and OMNOVA Wallcovering (USA), Inc., are 100% owned as defined in Rule 3-10(h). Additionally, the Company has revised the Form S-4 in response to the Staff’s request that the Company specify that all guarantees are “full and unconditional.” See the cover page and pages 11, 60, 103 and 114.

Management page 79

11.	Please revise to briefly discuss, for each of your directors, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401 (e) of Regulation S-K.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page 83 through page 86.

The Exchange Offer, page 87

Expiration Date; Extensions; Amendments, page 89

12.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: The Company confirms that the exchange offer will remain open for at least twenty full business days. The expiration date for the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

13.	We note your reservation of the right to amend the terms of the offer, and that in the event of a material change, you will extend the offer for a period of up to ten business days. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, any such extension will be made to ensure that at least five business days remain in the offer following notice of the material change.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See pages 94 and 95.

United States Securities and Exchange Commission

April 18, 2011

Conditions, page 90

14.	We note that you may determine whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard, such as reasonableness, for the determination of whether a condition has been satisfied. Description of the Notes, page 96

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page 95.

15.	In the third paragraph on page 96, please remove the statement that the description of the notes does not define rights of note holders. This language may suggest that investors do not have rights under the federal securities laws with respect to your disclosure of the note terms that you have provided.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page 101.

Guarantees, page 98

16.	In addition to our earlier comment in the Debt section, we note that your cover page states that the guarantees are “joint and several” and the description on page 98 states that they are “full and unconditional”. Please revise these disclosures and any similar disclosures that appear in the prospectus to clarify that the guarantees are “full and unconditional and joint and several”.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See the cover page and pages 11, 60, 103 and 114.

Certain U.S. Federal Income Tax Considerations, page 138

17.	You are required to furnish a description of the material federal tax consequences of the transaction, rather than “certain” federal tax consequences. Revise this section to delete the word “certain” from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See pages i and 143.

Available Information, page 145

18.	Please revise to disclose our current address, “100 F Street, NE, Washington, D.C. 20549.”

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page 150.

United States Securities and Exchange Commission

April 18, 2011

Signatures, page II-6

19.	Please revise to include the signature of the controller or principal accounting officer of OMNOVA Solutions Inc. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instruction (2) of Form S-4.

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See page II-6.

Exhibit Index, page II-12

20.	Please revise to include, for the five guarantor subsidiaries, the exhibits required pursuant to the exhibit table in Item 601 of Regulation S-K. Form 10-K for the year ended November 30, 2010

Response: The Company has revised the Form S-4 in response to the Staff’s comment. See pages II-3 and II-9 and corresponding exhibits.

Exhibit Index, page 87

21.	We note that you have not filed on EDGAR all of the schedules and exhibits to the documents filed as exhibits 10.30 and 10.32 to the Form 10-K. Please file complete copies of these documents, including all schedules and exhibits, with your next periodic report or with. a current report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company confirms that in its quarterly report on Form 10-Q for the quarterly period ending May 31, 2011, it will file complete copies of the schedules and exhibits to exhibits 10.30 and 10.32 to the Form 10-K, including all schedules and exhibits to those schedules and exhibits.

Signatures, page 89

22.	In future filings, please include the signature of your controller or principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See General Instruction D of Form 10-K.

Response: The Company confirms that when filing future reports, the Company will include the signature of the Company’s controller or principal accounting officer and that any person who occupies more than one position will indicate each capacity in which he or she signs the report.

Definitive Proxy Statement

Compensation Consultants and Benchmarking, page 28

23.

We note disclosure in the third paragraph on page 28 that the Committee generally considers base salary, and total cash and total compensation, assuming target achievement, at the 50th percentile, and maximum performance at the 75th percentile of market data to be market competitive. In future filings, for each of your named executive officers, please disclose where the actual base salaries, total cash and total direct compensation fell in relation to targeted benchmarked parameters. To the extent actual compensation was outside the targeted percentile range, please explain why. Please show us what your disclosure would look like.

United States Securities and Exchange Commission

April 18, 2011

Response: In future filings, the Company will disclose where the actual base salaries, total cash and total direct compensation fell in relation to targeted benchmark parameters and, to the extent that actual compensation falls outside the targeted percentile range, we will provide an explanation. Immediately below is an example of the type of disclosure we would expect to provide in future proxy filings:

The Committee does not rely on market competitiveness alone in establishing compensation for executive officers. The Committee also exercises judgment based on individual circumstances, including factors such as individual performance, experience, scope of responsibility, and company and/or business unit performance. Accordingly, a particular executive officer’s base salary, total cash and total direct compensation opportunity may be higher or lower than the targeted percentile of market data.

Based on the assessment of market competitiveness of the Company’s executive compensation program, the level of the Company’s executive compensation is generally market competitive, with the sum of the various compensation components for each of the named executive officers falling slightly below or slightly above the 50th percentile of market at target performance and the 75th percentile of market at maximum performance. The only exception is with respect to Mr.                     , whose total direct compensation fell between the     th and     th percentiles of market at target and between the     th and     th percentiles of market at maximum, due to the following reasons: [rationale to be provided].”

24.	We note disclosure in the third paragraph on page 28 that you assessed market competitiveness using survey data collected from human resources and executive consulting firms. We also note disclosure in the fourth paragraph on page 28 that you benchmark compensation. In future filings, please identify the components of the survey data collected including the component companies and the names of the human resources and executive compensation firms that provided the data. See Item 402(b)(2)(xiv) of Regulation S-K. Please show us what your disclosure would look like.

Response: As disclosed in the proxy statement, the Committee engages a compensation consultant approximately every three years to assess the market competitiveness of the Company’s executive compensation program and the reasonableness and appropriateness of the Company’s executive compensation pay program and practices. In 2010, the Committee engaged Towers Watson to conduct this assessment. In conducting this assessment, Towers Watson initially analyzed multiple sources of data, including (1) broad-based survey data of numerous comparably-sized industrial companies compiled by leading human resources and compensation consultants, (2) data collected from proxy statements of 25 companies similar in size to OMNOVA included in the S&P Small Cap Index, and (3) data collected from 23 industry peers ranging in revenue size from one-half to two times OMNOVA’s revenues. Towers Watson then compared the elements of OMNOVA’s executive compensation program to the data collected to determine whether the use of survey data, S&P Small

United States Securities and Exchange Commission

April 18, 2011

Cap Index data or peer group data resulted in any meaningful differences in terms of the assessment of the market competitiveness of OMNOVA’s executive compensation program. The Committee concluded that the choice between these data sources does not result in meaningful differences in the assessment of market competitiveness. Accordingly, the Committee determined not to rely on the S&P Small Cap Index data or peer group data and instead to assess market competitiveness using survey data compiled by its compensation consultant based on the most recent surveys of executive pay published by leading human resources and executive compensation consulting firms. The Company will, accordingly, in future filings, identify the components of the survey data collected including the names of the human resources and executive compensation firms providing the data. Immediately below is an example of the type of disclosure we would expect to provide in future proxy statements, using the 2010 data as the basis for the disclosure.

The Company assesses the market competitiveness of the Company’s executive compensation program utilizing data compiled by its compensation consultant, Pay Governance LLC, based on the most recent broad-based surveys of executive pay at numerous general industrial companies published by leading human resources and compensation consulting firms. All survey data is adjusted through regression analysis to reflect total company or applicable business unit revenues. For 2011, this data included surveys of executive compensation published by Towers Watson, William M. Mercer, Hewitt and Hay Group.

Equity Awards, page 39

25.	We note disclosure in the first full paragraph on page 40 that the restricted stock award is determined first by calculating approximately 30% of the executive’s base salary and then, where appropriate, adjusting the award of each of your named executive officers based on factors such as individual performance and retention concerns. We also note that Mr. McMullen received almost 80% of his 2010 base salary in restricted stock which is in excess of the 30% base calculation. In future filings, for each of your named executive officers, please describe the elements of individual performance that the Committee considered in determining the amount of the restricted stock award for such officers. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company confirms that in future filings, the Company will describe the elements of individual performance that the Committee considered in determining the amount of the restricted award for each of the named executive officers.

Summary Compensation Table, page 45

26.	Please confirm that the grant date fair value of the stock and option awards in the table were computed in accordance with FASB Accounting Standards Codification Topic 718. In future filings, please clarify this in the footnote disclosure as well.

Response: The grant date fair value of the stock and option awards in the table were computed in accordance with FASB Accounting Standards Codification Topic 718. In future filings, we will clarify this in the footnote disclosure as well.

United States Securities and Exchange Commission

April 18, 2011

*        *        *

In connection with the above response, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-869-4200.

Sincerely,

/s/ Michael E. Hicks
Michael E. Hicks Senior Vice President and Chief Financial Officer